Exhibit 99.1

The following are “retweets” on June 9, 2021, from Alussa Energy Acquisition Corp.’s official Twitter account of “tweets” by Tom Einar Jensen, CEO of FREYR A/S, and FREYR A/S’s twitter account.

The following is a “retweet” on June 9, 2021, from Daniel Barcelo, Alussa Energy Acquisition Corp.’s CEO of a “tweet” by FREYR A/S’s twitter account.

The following is a repost on June 9, 2021 from Alussa Energy Acquisition Corp.’s official LinkedIn account of a post by FREYR A/S’s LinkedIn account.